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EXHIBIT 23.1




                        INDEPENDENT AUDITORS' CONSENT





We consent to the inclusion of our report dated July 3, 1997, with respect to the consolidated balance sheets of WRT Energy Corporation and subsidiary (a debtor-in-possession as of February 14, 1996) as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in the Form 8-K/A of DLB Oil & Gas, Inc. dated July 11, 1997. Our report on the consolidated financial statements refers to a change in the Company's method of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of.


Our report dated July 3, 1997, contains an explanatory paragraph that states that the Company's Plan of Reorganization was confirmed by the bankruptcy court on May 5, 1997 and is subject to certain material conditions before its effective date. However, continuation of the Company as a going concern and realization of its assets and liquidation of its liabilities is dependent upon, among other things, the Company's ability to achieve successful future operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.




                                    Kpmg Peat Marwick LLP




Houston, Texas
September 29, 1997